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SEP 07 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2020 (MM/DD/YY) AND ENDING 6/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Park Avenue South 25th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zeev Klein — 212-268-8361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TPS Thayer CPA's
(Name – if individual, state last, first, middle name)

1600 Highway 6 Suite 100	Sugar Land	Texas	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zeev Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV Capital Corp., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANINE RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6156693
Qualified in Suffolk County
My Commission Expires 12/4/22

The foregoing document was acknowledged before me this 5 day of August 2021
Notary Public

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] 0 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LMV CAPITAL CORP.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

JUNE 30, 2021

LMV CAPITAL CORP.

CONTENTS

JUNE 30, 2021

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder's
LMV Capital Corp
475 Park Avenue South
New York, NY 10016

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition LMV Capital Corp (the "Company") as of June 30, 2021, and the related statements of operations, changes in stockholder's equity, and statement of cash flows for the year then ended, June 30, 2021 and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year ended June 30, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has suffered recurring losses from operations and working capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Auditor's Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of LMV Capital Corp's financial statements. The supplemental information is the responsibility of LMV Capital Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC

We have served as LMV Capital Corp's auditor since 2021.
Sugar Land, TX
August 24, 2021

LMV CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of JUNE 30, 2021

ASSETS

Cash		$ 14,346
Prepaid Expense		638
Total Assets		**$ 14,984**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses		$ 4,000
Total Liabilities		4,000
Commitments and Contingencies		
Stockholder's Equity:		
Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding.	$ -	
Additional paid in capital	181,651	
Accumulated (deficit)	(170,667)	
Total Stockholder's Equity		10,984
Total Liabilities and Stockholder's Equity		**$ 14,984**

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2021

Revenues:	
Fee income	$ -0-
Expenses:	
Insurance	531
Professional fees	13,000
Registrations and assessments	2,304
Total expenses	15,835
Net Loss	$ (15,835)

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2021

Cash flows from operating activities	
Net Loss	$ (15,835)
Increase in prepaid expense	(319)
Decrease in accounts payable	(555)
Net cash used in operating activities	(16,709)
Cash flows from investing activities	
Stockholder contributions	16,000
Net cash provided by investing activities	16,000
Net decrease in cash	(709)
Cash:	
Cash at beginning of the year	15,055
Cash at end of the year	$ 14,346

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2021

	Common Stock	Additional Paid-In-Capital	Accumulated (Deficit)	Total Stockholder's Equity
Beginning Balance	$ -	$ 165,651	$ (154,832)	$ 10,819
Stockholder Contributions	-	16,000	-	16,000
Net Loss	-	-	(15,835)	(15,835)
Ending Balance	$ -	$ 181,651	$ (170,667)	$ 10,984

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2021

1. ORGANIZATION AND NATURE OF BUSINESS:

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC", and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

2. SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents and places its temporary cash investments with high credit quality financial institutions.

Fair Value of Financial Instruments:
Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash. Fair values are cash flows and assumed discount rates reflecting varying degrees of perceived risk.

3. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as they become due.

For the year ended June 30, 2021, the Company incurred a net loss of $15,835 and had working capital of $10,984. The Company has relied, in large part, upon owner contributions. As of June 30, 2021, the Company had an accumulated deficit of $170,667.

As such, there is substantial doubt as to the Company's ability to continue as a going concern. The Company's ability to continue as such is dependent upon management's ability to successfully execute its business plan, including increasing revenues through the sale of existing and future product offerings and reducing expenses in order to meet the Company's current and future obligations. In addition, the Company's ability to continue as a going concern is dependent upon management's ability to successfully satisfy, refinance or replace its current indebtedness. Failure to satisfy existing or obtain new financing may have a material adverse impact on the Company's operations and liquidity.

4. REVENUE RECOGNITION

For the year ended June 30, 2021, the Company had no revenues.

Effective January 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize the revenue when (or as) the entity satisfies a performance obligation. The adoption of the guidance had no impact on the Company's financial statements.

LMV CAPITAL CORP.
COMPUTATION OF NET CAPITAL
JUNE 30, 2021

5. INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of $5,000 as defined, or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital as reported on page 10 of this audited Form X-17A-5 indicates net capital of $10,346. On July 3. 2021 the Company filed part IIA of Form X-17 A-5 (unaudited) and reported the net capital of $9,546, which was $4,546 in excess of the minimum net capital.

The Company claims exemption from the requirements of Rule15c3-3, under Section(k) (2)(i) of the rule.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Landmark Ventures, Inc., an Affiliate of the Company, which provides for the use of office space, furnishings and equipment, free of charge. No expenses were allocated for the year ended June 30, 2021 as the BD was relatively inactive during the year.

During the year ended June 30, 2021, LMV Capital Holding Corp made capital contributions of $16,000 to the Company.

LMV CAPITAL CORP.
COMPUTATION OF NET CAPITAL
JUNE 30, 2021

8. COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency in response to a new strain of a coronavirus (the "COVID-19 outbreak"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the global situation and its effects on the Company's industry, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021. However, if the pandemic continues, it may have a material adverse effect on the Company's results of future operations, financial position, and liquidity in fiscal year 2022.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 24, 2021, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

LMV CAPITAL CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL
JUNE 30, 2021

Stockholder's Equity		$ 10,984
Less: Non-allowable assets		638
Net capital before haircuts		10,346
Less: haircuts on securities		-0-
Net capital		**10,346**
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6.67% of Aggregate Indebtedness $4,000)	267	5,000
Excess net capital		**$ 5,346**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 4,000**
Percentage of aggregate indebtedness to net capital	**38.66%**

LMV CAPITAL CORP.
SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2021

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2021.

LMV CAPITAL CORP.
SUPPLEMENTARY INFORMATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2021

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(i)

Zeev Klein
LMV Capital Corp
475 Park Avenue South
New York, NY 10016

Dear Zeev Klein

We have reviewed management's statements, included in the accompanying Exemption Report, in which LMV Capital Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which LMV Capital Corp claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(i) and LMV Capital Corp stated that LMV Capital Corp met the identified exemption provisions throughout the most recent fiscal year without exception. LMV Capital Corp is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about LMV Capital Corp compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, TX
August 24, 2021

LMV Capital Corp.

Assertions Regarding Exemption Provisions

LMV Capital Corp.(LMV) is a registered broker-dealer subject to Rule 17a-5 promulgated by the SEC, Reports by 17C.F.R #240.17a-5(d)(1) and (4). To the best of its knowledge and belief, LMV states the following:

(1) LMV may file an Exemption Report because it had no obligations under 17C.F.R. #240.15c3-3

(2) LMV met the identified exemption provisions in 17C.F.R. #240.15c-3-3 (k)(2)(i) throughout the most recent fiscal year ended June 30, 2021 without exception.

LMV Capital Corp.

I, Zeev Klein affirm that, to my best knowledge and belief, this Exemption report is true and correct.

By

President